Exhibit (a)(5)(ii)

For Immediate Release

Maxygen, Inc. Announces Extension of Dutch Auction Tender Offer

REDWOOD CITY, Calif., December 11, 2009 — Maxygen, Inc. (Nasdaq: MAXY), a biopharmaceutical company focused on the development of improved versions of protein drugs, today announced that it has extended the expiration date for its modified “Dutch Auction” tender offer to repurchase 6,557,377 shares of its common stock, which was commenced on November 13, 2009. The tender offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, December 11, 2009, will be extended until 5:00 p.m., New York City time, on Wednesday, December 23, 2009. The tender offer remains subject to all previously announced terms and conditions.

As of 5:00 p.m., New York City time, on Thursday, December 10, 2009, 687,535 shares of common stock have been tendered pursuant to the offer.

IMPORTANT NOTICE: On November 13, 2009, Maxygen commenced a modified “Dutch Auction” tender offer to repurchase 6,557,377 shares of its common stock. This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Maxygen’s common stock. The tender offer is being made solely by the offer to purchase, the related letter of transmittal and other related documents that Maxygen has previously sent to its stockholders. The materials have been filed as exhibits to Maxygen’s tender offer statement on Schedule TO, which was originally filed with the Securities and Exchange Commission on November 13, 2009 (as subsequently amended or supplemented to date). These tender offer materials contain important information that investors are urged to read carefully before making any decision with respect to the tender offer. Each of these documents has been or will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Okapi Partners, the information agent for the tender offer, by directing such request to: Okapi Partners LLC, 780 Third Avenue, 30th Fl., New York, NY 10017, telephone (212) 297-0720 or toll-free (877) 285-5990.

About Maxygen

Maxygen is a biopharmaceutical company focused on developing improved versions of protein drugs through both internal development and external collaborations and other arrangements. Maxygen uses its proprietary DNA shuffling technology and extensive protein modification expertise to pursue the creation of biosuperior proteins. For more information, please visit www.maxygen.com.

Contact:

Okapi Partners LLC

Patrick McHugh / Bruce H. Goldfarb

(212) 297-0720

info@okapipartners.com